UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 15, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein are the slide presentations to be presented at the 15th Annual Needham Growth Conference in New York on January 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Investors Presentation
Gabi Seligsohn, President & CEO
Dror David, CFO
January 2013

Nova confidential & proprietary information

Cautionary statement regarding forward-looking statements
This presentation includes statements that constitute forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different than expressed or implied by these forward looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and which could materially affect actual results, level of activity, performance or achievements. These risks and other factors include but are not limited to: our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on
OEM suppliers; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in
Israel.
The matters discussed in this presentation also involve risks and uncertainties summarized under the heading
“Risk Factors” in Nova’s most recent Annual Report on Form 20-F filed with the Securities and Exchange
Commission. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.
Any forward-looking statements contained in this presentation are made as of the presentation date and Nova
Measuring Instruments Ltd. is under no obligation to revise or update these forward-looking statements.
Certain of the information contained herein concerning economic trends and performance is based upon or derived from information provided by third party consultants and other industry sources. We have not independently verified and cannot assure the accuracy of any data obtained by or from these sources.

Nova confidential & proprietary information
Business highlights
— Pure player in the semiconductors
 optical metrology market, enjoying
 strong business fundamentals:
 — Nova is exposed to the highest growing
 semiconductor applications serving industry
 leading manufacturers
 — Nova continuously outperforms the industry
 — Nova is entering the emerging market of 3D
 interconnect
— Strong balance sheet with over $85M
 in cash reserves available to support
 the Company’s growth plans

Nova confidential & proprietary information
Company overview

— Founded in 1993 - IPO in 2000
 (NASDAQ - NVMI)
— Headquarters: Rehovot, Israel
— Global presence:
 — Asia Pacific -
 Taiwan, Korea, Singapore, China
 — United States, Japan and Europe
— Employees: 370
— Active installed base >1200
 systems
— Listed on NASDAQ and
 Tel-Aviv Stock Exchange

Nova confidential & proprietary information
Optical CD - leading and emerging technology
Semiconductor
Wafer
Cross-Section
View Using Electron
Microscope
Same View Using
Optical CD
Scatterometry
View
Integrated
Circuit Die

Nova confidential & proprietary information

Process control for current and future technologies
Nova’s products portfolio
SW	SA
NovaMARS SW Packages Fleet Management	NEXT T500 T600

3D-IC	IM
TSV	NEXT i500

Nova confidential & proprietary information

Well positioned in most critical segments
7
Memory:
NAND: Design win
1Y (<10nm)
DRAM: < 30nm
Foundry:
Ramping 28 nm.
Design wins:
20,14,11 nm
Source: Barclays, Needham
2012/3 Semi Market - Capital Spending
Strong position with
leading market spenders

Nova confidential & proprietary information
8

Well positioned in the right sectors
Source: Gartner
Foundry Revenue
Source: Micron, Gartner
NAND Outlook
Capitalize on strong presence in
memory once spending resumes
Foundry revenues and spending
will continue to grow

Nova confidential & proprietary information

Providing an excellent platform for further growth
Nova’s winning strategy
Nova
Optical CD
Differentiation
Cluster
Best
Reliability
Highest
Throughput
Shortest Time
to Solution
Best Solution
Quality
Best Tool-to-
Tool Matching
Excellent Global
Services
* Process Equipment Manufacturers

Nova confidential & proprietary information

Expecting a further SAM increase of ~ $100M for 3D-IC starting in 2013/14*
Unification of the metrology market
$284M
-
-
$800M-$900M
Expansion of Nova’s
Addressable Market
Thin Film Metrology
Copper Metrology
CD Metrology
Source: Gartner, Yole Research & Company Estimates
* Expected metrology and inspection SAM for 3D Integration
Becoming a Unified Metrology
Market - All Addressable by Optical

Nova confidential & proprietary information
Optical CD - growing adoption rate

Source: Gartner
Disruptive Technology to meet the industry’s most difficult challenges

Nova confidential & proprietary information

Process control needs expand as geometries shrink
Nova’s TAM more than tripled 2009-2012
Wafer In
Wafer Out
2013 Opportunity (<28nm)
$150M - $200M Opportunity
Implant
Litho
Etch
CVD/EP
CMP
Notes: Company data. Based on Foundry with 100,000 wafer starts per month (updated 1/2013)
<65nm
$30-40 M

Nova confidential & proprietary information
13

Nova Continuously Exceeds Industry Performance
Nova significantly outperforms industry’s 5 year CAGR
(2011/2012: Nova -8% vs. Industry -17%)
Source: * Nova Q4/2012 mid point guidance, Gartner Q4/2012, Needham & Co.
Foundry

Nova confidential & proprietary information

— Successful launch of Integrated and stand alone metrology:
 — NovaT600 - selected for 11nm/14nm/20nm at multiple foundries
 — Nova i500 - selected for 11nm/14nm/20nm/30nm at multiple memory and foundries
 — First shipment of 450mm tool to major PEM partner for early development
— New product introduction for the 3D Interconnect market:
 — Multiple orders and installations at multiple customers
 — Several interactions with additional customers
 — Well positioned to take advantage once industry adopts in HVM
Recent achievements
Will continue to enhance our development and support capabilities for an expanding SAM

Industry Review:
2012 and Beyond

Nova confidential & proprietary information

Excellent exposure to growing markets
Source: Jeffries & Company, iSuppli    Source: Gartner Q3/12
Tablet Semiconductor Content	% of Tablet BOM
NAND Flash Memory	7%	✓
Mobile DDR DRAM	7%	✓
App Processor	5%	✓
Baseband / RF	4%	✓
Wi-Fi / BT	2%	✓
Power Management	2%	✓
Accelerometer	1%	✓
Memory Controller	1%	✓
Touch Controller	1%	✓
GPS	<1%	✓
Touch Screen Driver	<1%	✓
Audio Codec	<1%	✓
Expected Contribution to IC growth 2013
16
Share of Growth
28.2%
16.3%
14.5%
11.3%
7.5%
7.3%
5.5%
0.9%
8.6%

Nova confidential & proprietary information

70-100K WSPM* needed capacity increase for 28nm at foundries in 2013
Mobile Device Capacity needs for 2x Tech Nodes
* WSPM - Wafer Starts Per Month

Nova confidential & proprietary information
Source: Intel, IDC, Company records
Mobile revolution continues to gain traction

High performance low power - new chip designs are the enablers
3D Gates for foundries
3D Gates for Flash
OCD - the only way to measure and control

Nova 2012
and beyond

Nova confidential & proprietary information

The need: Low power high performance
3D technology driving Nova application growth
3D
Devices
Planar Transistor
3D Transistor
Requires significant increase in number of Etch and CMP layers
Multi-Chip Packaging with TSV
3D IC
Integration
Single Chip
2010
2012 onwards
Nova introducing novel TSV metrology solution in time for transition to production

Nova confidential & proprietary information
Strategy for taking Nova to the next level
Nova will continue its strategy of investing in creating future growth opportunities
Short
Term
Continue to enhance infrastructure and customer technology
Strong end market position and excellent technological collaboration with leading PEM’s
— 28nm ramp up at
 foundries and 20nm at
 NAND production sites
— Transition to 3D gates
 Optical CD the ONLY
 way to measure and
 control
Mid
Term
Long
Term
— Critical etch steps
 requiring closer
 monitoring leading to
 enhanced transition to IM
 for etch
— Gradual move to 3D
 interconnect by all
 leading customers, and
 ramp up during 2014
— 20nm ramp up in
 foundries
— Transition to 450mm by 6
 leading customers
 expected to start 2015/16
 onwards
— IM use expected to
 significantly extend given
 wafer cost and process
 complexity

Nova confidential & proprietary information
Product strategy drives high margins
Financial performance

Continuously adding feature and functionality for customer benefit

Nova confidential & proprietary information
23
Revenues	FY2011 $103M	2012F* $94M	Target Model

Total Revenues	100%	100%
Products Revenues	83%	80%
Services Revenues	17%	20%	15% - 20%

Total Gross Margins	56%	54%	55%
Products Gross Margins	61%	60%	58%+
Services Gross Margins	36%	30%	30%+

Total Operating Expenses	32%	42%	30% - 35%
R&D, net	18%	26%	16% - 19%
SG&A	14%	16%	14% - 16%

Operating Margin	24%	12%	20% - 25%
Financial model
Long - term effective tax rate ~ 15%

* 2012 Forecast - based on mid range of Q4/12 guidance

Nova confidential & proprietary information

Providing an excellent platform for further growth
Ability to continue growth is well founded
Litho
Etch
CVD/EP
CMP
Further
Growth
Accelerating Op CD Adoption
Outpacing industry growth rate
Expanding Fab footprint
Industry
Mid cycle behavior
Well positioned where money will
be spent
New strategic Initiatives
3D-IC market; 450mm
New Products and features
Expanded Customer Base
Turning penetrations into multi-
tool accounts